Top Wealth Group Holding Limited

Units 714 & 715, 7F, Hong Kong Plaza

188 Connaught Road West, Hong Kong

July 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Re:	Top Wealth Group Holding Limited
Registration Statement on Form F-1, as amended (File No. 333-280654)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Top Wealth Group Holding Limited hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on July 23, 2024, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Top Wealth Group Holding Limited

By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer, Director, and Chairman of the Board